FLY-E GROUP, INC.

136-40 39th Avenue

Flushing, NY 11354

VIA EDGAR

May 2, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Erin Donahue Erin Purnell

Re:	Fly-E Group, Inc. Registration Statement on Form S-1 Filed April 22, 2025 File No. 333-286678

Dear Ms. Donahue:

Fly-E Group, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 28, 2025 regarding the Registration Statement on Form S-1 filed with the Commission on April 22, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. The Company is filing via Edgar the Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment No. 1”) revised pursuant to the comment herein with this response letter.

Registration Statement on Form S-1 filed April 22, 2025

General

1.	We note that you have not yet filed your Form 10-K for your most recently completed fiscal year, and therefore appear ineligible to incorporate by reference on Form S-1. Please amend your registration to include all disclosure required by Form S-1 or file your Form 10-K for the fiscal year ended March 31, 2025, and update accordingly. Refer to General Instruction VII.C of Form S-1.

Response: In response to the Staff’s comment, we have amended the registration statement to include all disclosure required by Form S-1.

2.	Please revise to include executive compensation disclosure for the fiscal year ended March 31, 2025. Refer to Item 11 of Form S-1 and Item 402 of Regulation S-K and Question 117.05 of the Regulation S-K Compliance & Disclosure Interpretations.

Response: The relevant disclosures on page 66 of Amendment No. 1 have been revised in response to the Staff’s comment.

We thank you for your review of the foregoing. If you have further comments, please feel free to contact to our counsel, Wei Wang, Esq., at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Zhou Ou
Zhou Ou
Chief Executive Officer

cc:	Wei Wang, Esq.
Ellenoff Grossman & Schole LLP